November 7, 2024

Surendra Ajjarapu
Chief Executive Officer
PowerUp Acquisition Corp.
188 Grand Street, Unit #195
New York, NY 10013

Kraig Higginson
Chief Executive Officer
Aspire BioPharma, Inc.
194 Candelaro Drive, #233
Humacao, Puerto Rico 00791

       Re: PowerUp Acquisition Corp.
           Amendment No. 1 to Registration Statement on Form S-4
           Filed October 24, 2024
           File No. 333-281991
Dear Surendra Ajjarapu and Kraig Higginson:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-4
Cover Page

1. Please clarify, if true, that the $1,000,000 owed by PowerUp to the Sponsor under the promissory note fee agreement relates to the Sponsor loaning $2,000,000 to
       PowerUp   s former target company via a convertible promissory note.
 November 7, 2024
Page 2
Questions and Answers for Shareholders of PowerUp
Q: What conditions must be satisfied to complete the Business Combination?, page 26

2. Please explain how the parties will be able to waive the condition requiring waiting out the applicable period under the Hart-Scott-Rodino Act or revise to clarify that this condition will not be waivable.
Summary of the Proxy Statement/Prospectus
Aspire, page 36

3. We note your response to prior comment 11. Please revise here, and in the
       "Information about Aspire" section, to clearly state the current development status of your Instaprin candidate. In your revisions, please also discuss what developmental and regulatory steps you will need to take prior to commercialization of this candidate, such as clinical trials that will need to be completed or submissions with the FDA or comparable foreign regulators. Provide similar disclosure for other material product candidates you currently have in development.
4. We note your response to prior comment 12 and reissue in part. Please further revise to provide support for your statement that Instaprin will have "no harmful impact on the gastric system" or its mucous membrane. Alternatively, revise to clarify that these are aspirational statements that represent the beliefs of Aspire's management.
5. We note your revisions in response to prior comment 13. Please further revise your disclosure in this section to clarify, if true, that you intend to rely upon third-party studies confirming the safety of Aspirin for your 505(b)(2) application as opposed to the "history of safety" of your Instaprin candidate. Please also disclose here if your
       Instaprin candidate has been tested in any clinical trials. Please also clarify if the
       "history of safety" refers to doses of aspirin that are similar to your proposed prescription strength product candidate or revise as appropriate. PowerUp Sponsor, page 37

6. We note your revised disclosure in response to prior comment 15. Where you have disclosed the number of shares of stock exercising redemption rights in connection with the disclosed extensions, please further revise to provide context so that investors can understand the redemption levels associated with such extensions. Dilution, page 45

7. Please revise your dilution table to also give effect to all material probable transactions such as the Working Capital Loans and the related issuance of the
       Working Capital Loan Shares. Outside of the table, describe each material potential source of future dilution that non-redeeming shareholders may experience such as the issuance of shares upon the exercise of the private placement warrants issued to the
       Original Sponsor and the Current Sponsor. Refer to Item 1604(c) of Regulation S-K.
Timeline of the Business Combination Negotiations with Aspire, page 141

8. We note your response to prior comment 23. Please revise this section to clearly state that no other new targets were considered by PowerUp following the decision to terminate the prior business combination agreement entered into with Candidate One,
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Page 3

       as you have stated in your response.
9. We note your disclosure here stating that the implied market value of the combined company was assumed to be $350 million in the letter of intent between PowerUp and
       Aspire. We also note disclosure on the cover page stating that the implied enterprise value of Aspire at the time of signing the Business Combination Agreement was $789 million. Please revise to discuss the negotiations related to the valuation of Aspire between the parties and explain any changes to this valuation from the initial letter of intent and revise to make clear the reason for any differences in the implied market value of the combined company versus the implied enterprise value. Opinion of Financial Advisor to PowerUp, page 145

10. We note your revised disclosure here and elsewhere in response to prior comment 27 that the fairness opinion is being disclosed to shareholders for "informational purposes only." Please either revise this disclosure and the fairness opinion itself to remove these statements or disclose the legal basis for your and KPSN's belief that shareholders cannot rely on the opinion to bring state law actions, including a description of any state law authority on such a defense. If no such authority exists, please disclose that the issue will be resolved by a court, resolution of the issue will have no effect on the rights and responsibilities of PowerUp's board under state law and the availability or non-availability of this defense has no effect on the rights and responsibilities of either KPSN or PowerUp's board under the federal securities laws.
Guideline Public Company Method Cross-Check, page 148

11. We note your response to prior comment 29. Please revise to further discuss how KPSN considered the differing stages of operations when comparing Aspire
       Biopharma to the companies listed under the "Market Leader and Established Track
       Record" heading. For example, explain if any adjustments to the final enterprise value were made based on the fact that Aspire does not yet have any products approved for commercial sale.
Projected Financial Information, page 149

12. We note your response to prior comment 30 and reissue in part. Please further revise to explain why you believe you will begin to generate revenue from product sales and licensing revenue in 2025 given that you currently have no products approved for commercial sale and have not entered into any licensing agreements at this time. In addition, please indicate when you have assumed that Aspirin, OTC will receive OTC monograph approval from the FDA for purposes of the financial projections.
Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet, page 201

13. We note from your revised disclosure in response to comment 35 that the Subscription
       Agreement provision calls for the repayment of the Subscription Agreement Loan by
       PowerUp upon closing. Please explain why this does not result in a reduction to your cash and cash equivalents.
14. We note from your revised disclosure in response to comment 36 that shares of New
 November 7, 2024
Page 4

       Aspire Common Stock issued are being accounted for as a debt extinguishment.
       Please explain why this transaction is being accounted for as a debt extinguishment and cite the authoritative accounting literature that supports your accounting.
Information about PowerUp
Directors and Executive Officers, page 206

15. We note your revised disclosure in response to prior comment 37. Please further revise to more specifically describe the fiduciary duties of each officer and director of
       PowerUp to other companies to which they have fiduciary duties. Ensure you make clear which entities the directors and officers currently have such duties. Refer to Item
       1603(c) of Regulation S-K.
Asset Purchase Agreement ("APA") with Instaprin Pharmaceuticals Inc., page 215

16. We note your disclosure that, on March 28, 2022, Aspire acquired all of the intellectual property of Instaprin Pharmaceuticals including patent applications
       (including Patent Application No. 62/794141) filed with the United States Patent and
       Trademark Office on January 18, 2019, and trademarks (including the "Instaprin"
       Trademark Serial No. 86274378). We also note from your disclosure in the table on page 217 that U.S. Patent Application No. 62/794141 has "expired" and that the
       "Instaprin" Trademark Serial No. 86274378 is "dead." Please disclose when the acquired patent application was considered expired and the acquired trademark was considered dead. If the patent application expired or the trademark died prior to the closing of the Asset Purchase Agreement on March 28, 2022, please clarify the business purposes for the asset acquisition. If the patent application expired or the trademark was considered dead after the closing date of the Asset
Purchase
       Agreement, please disclose why Aspire did not pursue these intellectual property rights and include risk factor disclosure as appropriate.
Information about Aspire
Our Products, page 215

17. Please revise to briefly discuss the material aspects of the anticipated trial design for your planned clinical trials of Instaprin, such as number of participants and endpoints.
       Please also discuss what you mean by a Challenge Study and discuss what that study will entail.
Government/Regulatory Approval and Compliance, page 217

18. We note the disclosure that "counsel believes that the FDA would consider and even welcome a filing that is sufficient to support this novel mode of administration of certain aspirin products" and that "Counsel has also advised that the FDA would consider fast-track approval under 501(b)(2)." To the extent you are attributing this disclosure to counsel, please file the consent of such counsel as an exhibit or revise the disclosure as appropriate. See Securities Act Rule 436.
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Licensure and Regulation of Drug Products in the United States, page 217

19. We note your response to prior comment 48. We also continue to note risk factor disclosure on page 67 stating that the regulatory approval process is "unproven" for
       Aspire's product candidates. Please revise here to explain why the regulatory process is "unproven" for your product candidates.
Management of New Aspire following the Business Combination
Executive Officers and Directors After the Business Combination, page 226

20. We note your response to prior comment 50 and reissue. Please briefly describe the business experience, including principal occupations and employment during the past five years, of each director or executive officer named in this section. Refer to Item
       401(e) of Regulation S-K for guidance.
Promissory Note Fee Agreement, page 239

21. We note your disclosure that PowerUp agreed to pay the Sponsor a modified promissory note fee of $1,000,000 (the "Modified Promissory Note Fee") upon the successful closing of the Business Combination between PowerUp and Aspire. Please clarify if this amount is in addition to any amounts that the Sponsor may receive in satisfaction for the amounts owned to the Sponsor under the Visiox Promissory Note.
Aspire Biopharma, Inc. Financial Statements
Note 7 - Intsaprin Acquisition, page F-58

22. We note from your responses to comments 57 through 60 that your purchase price for the acquisition of Instaprin's intangible assets was negotiated with the SEC and the
       SEC agreed to a contingent payment obligation pursuant to your Asset Purchase
       Agreement with Instaprin. Given that the Asset Purchase Agreement was between
       Aspire Biopharama and Instaprin, it is unclear how you concluded that the purchase price was negotiated with the SEC and represents an appropriate fair value for the assets received. Please file as an exhibit to your filing any agreement you have executed with the SEC regarding the purchase price of Instaprin. Alternatively, if you merely agreed to make payments to the SEC on behalf of Instaprin, please revise your disclosures accordingly.
23. Additionally, we note that a valuation of assets acquired was not performed at the time of the asset acquisition or in any subsequent periods after the acquisition. We further note that you assigned a fair value to the assets acquired of $3,844,982, which was based on an SEC settlement with the defendants for the disgorgement of their profits from their violations of securities laws. Please address the following:
           Explain how you concluded that the fair value of assets acquired was equal to the judgement against the defendants. Address how such valuation represents the price that would be received in an orderly transaction between market participants. Refer to the fair value and market participant definitions in ASC 805-
           10-20. Revise your related disclosures as necessary.
           Explain how you determined the fair values of these intangible assets and clarify how those values are supportable and recoverable. Explain to us the procedures you conducted pursuant to ASC 805-50-30-3 in ensuring that you appropriately
 November 7, 2024
Page 6

           identified and valued the acquired intangible assets, revising your applicable disclosures accordingly.
             In periods after the asset acquisition, tell us and revise your disclosures to explain how you determined whether there was any impairment of any of the intangible assets acquired. Revise to identify and explain the procedures you conducted pursuant to ASC 350-30-35 to test for the potential impairment of any acquired intangible assets, and disclose the dates of such impairment testing.

       Please contact Eric Atallah at 202-551-3663 or Lynn Dicker at 202-551-3616 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Tim Buchmiller at 202-551-3635 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Life
Sciences
cc:   Hallie Heath, Esq.
      Arthur Marcus, Esq.